United States securities and exchange commission logo





                            November 30, 2020

       Michael Kelley
       Chief Executive Officer
       Park View OZ REIT Inc
       One Beacon Street
       32nd Floor
       Boston, MA 02108

                                                        Re: Park View OZ REIT
Inc
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 13,
2020
                                                            File No. 024-11337

       Dear Mr. Kelley:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2020 letter.

       Amendment No. 1 to Form 1-A

       General

   1. We note your response to comment 1. Please include your response in the offering circular and add
appropriate risk factor disclosure. For example, disclose whether your sponsor has a public
track record with any programs with similar investment objectives.
       Cover Page

   2. We note your response to comment 6. Please include your response in this section and page 3 of the offering
circular.
 Michael Kelley
Park View OZ REIT Inc
November 30, 2020
Page 2
When will the closing of the purchase of common stock occur?, page 8

3. We note your response to comment 4. Please add risk factor disclosure to clarify that investors may purchase shares at a higher price than the price of shares at the time of closing and also address in this risk factor that investors will not have the right to withdraw their subscription, even if the price decreases. Further, please address that these investors will not have a right to access the share redemption program during the potential
      12 month period that the shares have not been issued. Additionally, please clarify how you will determine which investors will receive shares at each closing if you are not able to accept all subscriptions at that time.
       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Kelley
                                                            Division of
Corporation Finance
Comapany NamePark View OZ REIT Inc
                                                            Office of Real
Estate & Construction
November 30, 2020 Page 2
cc:       Victoria Bantz, Esq.
FirstName LastName